Statement regarding Aegis Group plc

Paris, January 22 - Publicis Groupe would like to make clear that rumours on financial markets concerning a possible offer for Aegis Plc shares are groundless.

*       *
*

Publicis Groupe (Euronext Paris: FR0000130577 and member of the CAC40 Index - NYSE: PUB) is the world’s fourth largest communications group, as well as the world’s second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo
Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle
Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom
MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com

Contacts :

Corporate Communications : Eve Magnant : + 33 (0)1 44 43 70 25

Relations Investisseurs : Pierre Bénaich : + 33 (0)1 44 43 65 00